Exhibit 99.1

BGIN BLOCKCHAIN LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2026 AND DECEMBER 31, 2025
(US$, except for number of shares data, or otherwise noted)

(Unaudited)

	June 30, 2026	December 31, 2025
	US$	US$
Assets
Current Assets
Cash	31,420,292	26,286,333
Accounts receivable, net	123,876	9,544
Inventories	6,451,291	7,849,479
Prepaid expenses	2,752,552	6,112,779
Other receivables	228,176	195,417
Due from related party	—	949,914
Intangible assets – cryptocurrencies	5,483,408	22,450,733
Total current assets	46,459,595	63,854,199
Non-current assets
Deposits and other non-current assets	1,307,634	1,436,415
Right-of-use assets	1,983,523	227,320
Property and equipment, net	18,282,220	27,317,731
Total assets	68,032,972	92,835,665

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and accrued liabilities	2,280,287	3,288,728
Taxes payable	34,057,113	34,086,665
Contract liabilities	386,303	267,726
Due to related party	22,729	23,781
Operating lease liabilities – current	571,531	131,672
Other payables	125,405	199,384
Total current liabilities	37,443,368	37,997,956

Operating lease liabilities – non-current	1,420,894	88,125
Total liabilities	38,864,262	38,086,081

Commitments and contingencies
Shareholders’ equity
Class A ordinary shares, $0.0000695652173913043 par value, 852,581,250 shares authorized, 90,581,566 shares issued and outstanding as of June 30, 2026 and December 31, 2025	2,347	2,347
Class B ordinary shares, $0.0000695652173913043 par value, 225,543,750 shares authorized, 22,554,375 shares issued and outstanding as of June 30, 2026 and December 31, 2025	523	523
Additional paid-in capital	26,820,657	26,637,236
Retained earnings	2,473,936	28,096,362
Accumulated other comprehensive loss	(244,059)	(244,059)
Total BGIN BLOCKCHAIN LIMITED shareholders’ equity	29,053,404	54,492,409
Non-controlling interest	115,306	257,175
Total liabilities and shareholders’ equity	68,032,972	92,835,665

F-1

BGIN BLOCKCHAIN LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025
(US$, except for number of shares data, or otherwise noted)

(Unaudited)

	For The Six Months Ended June 30, 2026	For The Six Months Ended June 30, 2025
	US$	US$
Revenues:
Mining revenue	5,810,103	30,797,322
Sales of mining machines	1,023,210	9,733,185
Hosting revenue	347,609	2,311,069
Mining pool revenue	192,791	4,822,098
Others	2,118	—
Total Revenue	7,375,831	47,663,674
Costs of Revenues:
Costs of mining revenue	8,994,121	39,903,509
Costs of sales of mining machines	7,721,229	7,494,999
Costs of hosting revenue	343,497	1,799,401
Costs of mining pool revenue	190,882	4,774,340
Others	423	—
Total costs of revenues	17,250,152	53,972,249
Gross loss	(9,874,321)	(6,308,575)

Operating costs and expenses:
Selling expenses	138,817	290,862
General and administrative	4,508,353	13,477,903
Research and development	3,572,255	7,496,308
Realized loss on future contracts	—	560,492
Rewards earned from crypto short-term investments (right to receive cryptocurrencies)	—	(254,563)
Change in fair value of cryptocurrencies	4,026,164	14,374,757
Impairment of property and equipment	3,949,734	19,124,349
Total operating costs and expenses	16,195,323	55,070,108

Loss from operations	(26,069,644)	(61,378,683)

Other (income) expenses:
Foreign exchange loss	21,943	172,275
Interest income	(66,489)	(900,549)
Other income, net	(260,803)	(413,735)
Total other income	(305,349)	(1,142,009)

Loss before provision for income taxes	(25,764,295)	(60,236,674)
Income tax expense	—	169,047

Net loss	(25,764,295)	(60,405,721)
Net (loss) income attributable to non-controlling interest	(141,869)	11,281
Net loss attributable to ordinary shareholders	(25,622,426)	(60,417,002)
Total	(25,764,295)	(60,405,721)

Losses per share attribute to BGIN BLOCKCHAIN LIMITED ordinary shareholders*-basic & diluted	(0.23)	(0.56)

Weighted average number of Class A and Class B ordinary shares outstanding*-basic and diluted	113,135,941	108,059,102

*	The number of ordinary shares has been retrospectively adjusted for the 1-for-10 share subdivision effected on February 3, 2025 (the “February 2025 Share Subdivision”), the increase of share capital effected on February 3, 2025 (the “Share Capital Increase”) and the issuance of an aggregate of 19,770,000 Class A ordinary shares and 5,230,000 Class B ordinary shares on February 3, 2025 to existing shareholders of BGIN BLOCKCHAIN LIMITED on a pro rata basis (the “Share Issuance”), and the 1-for-1.4375 share subdivision effected on July 16, 2025 (the “July 2025 Share Subdivision”)

F-2

BGIN BLOCKCHAIN LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Unaudited)

	For The Six Months Ended June 30, 2026	For The Six Months Ended June 30, 2025
	US$	US$
Cash Flows from Operating Activities:
Net loss	(25,764,295)	(60,405,721)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,153,633	12,289,371
Inventories provision and write-off	6,878,392	5,410,874
Impairment of property and equipment	3,949,734	19,124,349
Provision for expected credit losses	8,220	1,427,095
Write-down of prepaid expenses	—	3,968,211
Change in fair value of cryptocurrencies	4,026,164	14,374,757
Cryptocurrencies mined	(5,883,638)	(35,815,800)
Loss from disposal of property and equipment	35,130	104,438
Share-based compensation	183,421	244,550
Employee compensation settled by cryptocurrencies	353,437	568,700
Expenses settled by cryptocurrencies	359,427	3,760,148
Cryptocurrencies paid to mining pool participants	190,882	4,608,876
Cryptocurrencies received from mining machine revenue	(215,216)	(9,203,336)
Cryptocurrencies received from hosting revenue	(256,716)	(2,153,822)
Realized loss on future contracts	—	560,492
Rewards earned from crypto short-term investments (right to receive cryptocurrencies)	—	(254,563)
Non-cash operating leases expense	144,677	105,158
Changes in operating assets and liabilities
Inventories	(5,515,461)	(16,357,530)
Prepaid expenses and other assets	3,489,008	(24,069,606)
Other receivables	(40,979)	63,304
Accounts payable and accrued liabilities	(806,087)	(1,818,263)
Contract liabilities	119,005	(27,746)
Taxes payable	(29,552)	(16,513,816)
Other payables	(64,598)	(113,347)
Operating lease liabilities	(128,252)	(118,704)
Due to related party	(1,052)	16,478
Net cash used in operating activities	(14,814,716)	(100,225,453)

Cash Flows from Investing Activities:
Proceeds from disposal of property and equipment	1,557,026	—
Purchase of property and equipment	(624,755)	(2,078,324)
Proceeds received from sale of cryptocurrencies	19,016,404	16,175,915
Net cash provided by investing activities	19,948,675	14,097,591

Cash Flows from Financing Activities:
Payments of issuance costs for initial public offering	—	(721,872)
Dividend paid	—	(4,051,000)
Proceeds from share issuance	—	2,500
Net cash used in financing activities	—	(4,770,372)

Effect of exchange rate changes	—	—
Net increase (decrease) in cash and cash equivalents	5,133,959	(90,898,234)
Cash and cash equivalents, beginning of period	26,286,333	114,804,348
Cash and cash equivalents, end of period	31,420,292	23,906,114

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Income taxes paid	8,594	16,682,863

NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Cryptocurrencies invested in short-term investments and future contracts	—	30,233,693
Redemption of cryptocurrency short-term investments and future contracts	—	46,121,357
Cryptocurrencies lent to related party	—	218,147
Cryptocurrencies used to pay dividends	—	949,000
Cryptocurrencies received from loan lent to related parties	—	101,336
Cryptocurrencies lent to third party	—	5,000,000
Property and equipment transferred from inventory	35,257	—

F-3